UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               AHL Services, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                      ------------------------------------
                         (Title of Class of Securities)


                                   001296 10 2
                           --------------------------
                                 (CUSIP Number)


Mr. Graeme P. Denison,  Caledonia  Investments  plc, Cayzer House, 1 Thomas More
                St., London England E1W 1YB (20-7481-4343)
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                               Communications)

                                 March 23, 2001
                               ------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

- --------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                       13D               Page 2 of 16 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         BROOKLINE LIMITED

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                            (a)
                                                                            (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         WC

- --------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         THE BAHAMAS

- --------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             -0-
                                    -------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           1,682,000
                                    -------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
         REPORTING                   -------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,682,000
                                    -------------------------------------------
- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
- --------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.98%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)
         CO
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                  13D                    Page 3 of 16 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INDUSTRIAL & SERVICES LTD.

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                            (a)
                                                                            (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY
- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE.

- -------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

- --------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             - 0 -
                                    --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           1,682,000
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          - 0 -
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               1,682,000
                                    --------------------------------------------
- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
- --------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.98%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                    13D                  Page 4 of 16 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         CALEDONIA INVESTMENTS PLC

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                            (a)
                                                                            (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY
- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

- --------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

- --------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             - 0 -
                                    --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           1,682,000
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          - 0 -
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            1,682,000
         WITH                       --------------------------------------------
- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
- --------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.98%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                   13D                   Page 5 of 16 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         THE CAYZER TRUST COMPANY LIMITED

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (See Instructions)

                                                                            (a)
                                                                            (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

- --------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND

- --------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            - 0 -
                                    --------------------------------------------
         SHARES
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            1,682,000
                                    --------------------------------------------
         OWNED BY
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            1,682,000
         WITH                       --------------------------------------------
- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,682,000
- --------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         10.98%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
CUSIP NO. 001296 10 2                13D                     Page 6 of 16 Pages
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         TAPIR INVESTMENTS (BAHAMAS) LTD.

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)
                                                                           (a)
                                                                           (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (See Instructions)
         NOT APPLICABLE

- --------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         THE BAHAMAS

- --------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF
                                            - 0 -
                                    --------------------------------------------
         SHARES
                                    8)      SHARED VOTING POWER
         BENEFICIALLY
                                            - 0 -
                                    --------------------------------------------
         OWNED BY
                                    9)      SOLE DISPOSITIVE POWER
         EACH
                                            - 0 -
                                    --------------------------------------------
         REPORTING
                                    10)     SHARED DISPOSITIVE POWER
         PERSON
                                            - 0 -
         WITH                       --------------------------------------------
- --------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
- --------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)
         0%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

                                  Introduction

         On March 23, 2001, Brookline (as defined below) purchased all of the Common Stock of AHL Services, Inc. (the "Issuer") held by Tapir (as defined below). As a result, Tapir is no longer a direct beneficial owner of the Common Stock of the Issuer.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ($.01 par value) ("Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 3353 Peachtree Road NE, Suite 1120, North Tower, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (A) This Statement is filed by (i) Brookline Limited ("Brookline") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 6; (ii) Caledonia Industrial & Services Ltd. ("CIS") as an indirect beneficial owner of this Common Stock given that CIS is the holder of all of the outstanding capital stock of Brookline; (iii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of CIS; (iv) The Cayzer Trust Company Limited ("Cayzer Trust") as an indirect beneficial owner of this Common Stock given that its direct holdings of the securities of Caledonia represent indirect holdings of the stock of CIS and Brookline; and (v) Tapir Investments (Bahamas) Ltd. (currently in liquidation) ("Tapir") which, as of March 23, 2001, is no longer a direct beneficial owner of this Common Stock given that it sold all of the Common Stock of the Issuer held by it to Brookline (collectively all these entities are the "Reporting Persons").

         Brookline is the direct beneficial holder of approximately 10.98% of the outstanding Common Stock of the Issuer. CIS is the holder of all of the outstanding capital stock of Brookline. Caledonia is the holder of all of the outstanding capital stock of CIS. Cayzer Trust is the holder of 34.67% of the outstanding common stock of Caledonia. Cayzer Trust may be deemed to control Caledonia and, hence, CIS and Brookline. Cayzer Trust disclaims beneficial ownership of Caledonia, CIS and Brookline. As of March 23, 2001, Tapir ceased to be a beneficial owner of Common Stock of the Issuer.

         (B) The  principal  business  address of Brookline and Tapir is Shirlaw
House, 87 Shirley Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas. The principal business address for Caledonia, CIS and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1W 1YB.

The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.


         Brookline is an investment holding company.

         CIS is an investment holding company.

         Caledonia is a diversified trading and investment company.

         Cayzer Trust is an investment holding company.

         Tapir is an investment holding company (in liquidation).

         (C) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (D) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Brookline and Tapir are corporations organized under the laws of The Bahamas. CIS, Caledonia and Cayzer Trust are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Brookline utilized existing cash resources to purchase 1,682,000 shares of Common Stock of the Issuer owned by Tapir in exchange for sixteen million five hundred thousand U.S. dollars (US $16,500,000).

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Brookline's acquisition of the aforementioned Common Stock from Tapir was to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (A) Brookline is the direct beneficial owner of 1,682,000 shares of Common Stock of the Issuer.

         This holding represents approximately 10.98% of the total of 15,322,792 shares of Common Stock currently outstanding according to the Issuer's report on Form 10-K filed on March 30, 2001 ("Issuer 10-K"). By virtue of the relationships described in Item 2, CIS, Caledonia and Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Brookline. Cayzer Trust disclaims all such beneficial ownership.

         As described in Item 2, Tapir is not a direct or indirect beneficial owner of shares of Common Stock of the Issuer.

         (B) Brookline has the power to vote or direct the vote, and dispose or direct the disposal of the shares of Common Stock of the Issuer.

         (C) Except as disclosed in Item 3, there have been no transactions in shares of the Issuer's Common Stock by any Reporting Person.

         (D) Brookline has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (E) On March 23, 2001, Tapir ceased to be a beneficial owner of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2001                               BROOKLINE LIMITED

                                            By: /s/ Surinder Deal
                                               ---------------------------------
                                            Name: Surinder Deal
                                            Title: Director

April 2, 2001                               CALEDONIA INDUSTRIAL & SERVICES LTD.

                                            By:  /s/ G.P. Denison
                                               ---------------------------------
                                            Name: G.P. Denison
                                            Title: Company Secretary

April 2, 2001                               CALEDONIA INVESTMENTS PLC

                                            By: /s/ G.P. Denison
                                               ---------------------------------
                                            Name: G.P. Denison
                                            Title: Company Secretary

April 2, 2001                               THE CAYZER TRUST COMPANY LIMITED

                                            By: /s/ J.I. Mehrtens
                                               ---------------------------------
                                            Name: J.I. Mehrtens
                                            Title: Company Secretary

April 2, 2001                               TAPIR INVESTMENTS (BAHAMAS) LTD.

                                            By: /s/ Lynden Maycock
                                               ---------------------------------
                                            Name: Lynden Maycock
                                            Title: Liquidator

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

                           SCHEDULE A TO SCHEDULE 13D

(I)  DIRECTORS AND OFFICERS OF BROOKLINE LIMITED

NAME                      RESIDENCE                       PRINCIPAL OCCUPATION                   CITIZENSHIP
S. Deal                   Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. C. Dunkley             Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. T. Higgs               Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

H. T. Lunn                Sandringham House               Legal Assistant                        Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

Robert J. Arnold          "Lucaya"                        Retired Insurance Executive            United Kingdom
                          Lyford Cay, N.P.
                          The Bahamas

(II) DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INDUSTRIAL & SERVICES LTD.

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP
P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England
Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive, Caledonia     United Kingdom
                          London, SW3 4QS            Investments plc
                          England

M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England

(III)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS PLC

NAME                      RESIDENCE                  PRINCIPAL OCCUPATION                  CITIZENSHIP
P.N. Buckley              6 Albert Place             Chairman and Chief Executive,         United Kingdom
                          London                     Caledonia Investments plc
                          W8 5PD, England

J. Burnett-Stuart         Ardmeallie House           Retired                               United Kingdom
                          Huntley
                          Aberdeenshire
                          AB54 5RS, Scotland

J. H. Cartwright          Rectory Meadow             Finance Director,                     United Kingdom
                          Hawthorn Place, Penn       Caledonia Investments plc
                          Buckinghamshire
                          HP10 8EH, England

N. K. Cayzer              Thriepley House            Non Executive Director,               United Kingdom
                          Lundie, Dundee             Oriel Group plc
                          Scotland                   Stuart House
                                                     Queens Gate
                                                     Britannia Road
                                                     Waltham Cross
                                                     Hertfordshire, EN8 7TF
                                                     England

Hon. C. W. Cayzer         Finstock Manor             Executive Director,                   United Kingdom
                          Finstock                   Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

G. P. Denison             16 Highfield Road          Company Secretary,                    United Kingdom
                          Hertford                   Caledonia Investments plc
                          Hertfordshire
                          SG13 8BH, England

Sir David Kinloch         29 Walpole Street          Deputy Chief Executive, Caledonia     United Kingdom
                          London, SW3 4QS            Investments plc
                          England



J. R. H. Loudon           Olantigh                   Finance Director,                     United Kingdom
                          Wye                        Blue Circle Industries PLC
                          Ashford                    84 Eccleston Square
                          Kent, England              London, SW1V 1PX
                          TN25 5EW                   England


M. G. Wyatt               Pippin Park                Deputy Chairman,                      United Kingdom
                          Lidgate, Newmarket         Caledonia Investments plc
                          Suffolk
                          CB8 9PP, England


(IV) DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED

NAME                     RESIDENCE                       PRINCIPAL OCCUPATION                  CITIZENSHIP
P. N. Buckley            6 Albert Place                  Chairman and Chief Executive,         United Kingdom
                         London                          Caledonia Investments plc
                         W8 5PD, England

Hon. C. W. Cayzer        Finstock Manor                  Executive Director,                   United Kingdom
                         Finstock                        Caledonia Investments plc
                         Oxfordshire
                         OX7 3DG, England

Sir James Cayzer         Kinpurnie Castle                Landowner                             United Kingdom
                         Newtyle, Angus
                         Scotland

J. I. Mehrtens           51 Oxenden Wood Road            Company Secretary,                    United Kingdom
                         Chelsfield Park                 The Cayzer Trust Company
                         Orpington,                      Limited
                         Kent BR6 6HP, England

M. G. Wyatt              Pippin Park                     Deputy Chairman,                      United Kingdom
                         Lidgate, Newmarket              Caledonia Investments plc
                         Suffolk
                         CB8 9PP, England

P. R. Davies             No. 6 Belvedere Grange          Lawyer                                United Kingdom
                         Priory Road,
                         Sunningdale,
                         Berkshire SL5 9RH
                         England

I.A. Leeson              Eaton House                     Chartered Accountant                  United Kingdom
                         7 Eaton Park
                         Cobham
                         Surrey KT11 2JF
                         England

Hon. Mrs. Gilmour        Flat 8                          Art Historian                         United Kingdom
                         62 Rutland Gate
                         London SW7 1PJ
                         England

(V)  DIRECTORS AND EXECUTIVE OFFICERS OF TAPIR INVESTMENTS (BAHAMAS) LTD.

NAME                      RESIDENCE                       PRINCIPAL OCCUPATION                   CITIZENSHIP
P.N. Buckley              6 Albert Place                  Chairman and Chief Executive,          United Kingdom
                          London                          Caledonia Investments plc
                          W8 5PD, England
Hon. C. W. Cayzer         Finstock Manor                  Executive Director,                    United Kingdom
                          Finstock                        Caledonia Investments plc
                          Oxfordshire
                          OX7 3DG, England

S. Deal                   Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. C. Dunkley             Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

P. T. Higgs               Sandringham House               Lawyer                                 Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas

H. T. Lunn                Sandringham House               Legal Assistant                        Bahamas
                          83 Shirley House
                          P.O. Box N-3247
                          New Providence, Nassau
                          The Bahamas


Robert J. Arnold          "Lucaya"                        Retired Insurance Executive            United Kingdom
                          Lyford Cay, N.P.
                          The Bahamas